lations Manager
)70 518 8291



Atlas Copco's Q4 report Conference Call on February 2

Stockholm, January 19, 2006: Atlas Copco will publish its Q4 results on Thursday, February 2 at approximately 1:00 PM CET. A conference call and a simultaneous presentation will take place at 3:00 PM CET / 9:00 AM EST.

The presentation will be held at the Operaterassen, Stockholm, Sweden.

Participating from Atlas Copco will be Gunnar Brock, President and CEO and Hans Ola Meyer, CFO. The meeting will begin with a short presentation of the report followed by a question and answer session.

The conference call will be broadcasted live via the Internet.
Please see our website for link, handout and further details.

If you wish to participate at the presentation, please register before February 1: www.atlascopco.com/ir

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

Dial-in number	Replay-number	Code
+44(0)20 7138 0832	+44(0)20 7784 1024	9583174#

The replay is available for two days.

We look forward to your participation.

Mattias Olsson
Investor Relations Manager

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

dlw 1/24

Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone: +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax: +46 (0)8 644 9045	Reg. No: 556014-2720
Sweden	Nacka	Web site www.atlascopco.com	Reg. Office Nacka